                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2005

Commission File Number: 000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes
[ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     NEUROCHEM INC.

November 17, 2005

                                     By: /s/David Skinner
                                         ---------------------------------------
                                         Mr. David Skinner
                                         General Counsel and Corporate Secretary

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT


ITEM 1 NAME AND ADDRESS OF COMPANY

     Neurochem Inc. ("Neurochem")
     275 Armand-Frappier Blvd.
     Laval, Quebec
     H7V 4A7

ITEM 2 DATE OF MATERIAL CHANGE

     November 8, 2005

ITEM 3 NEWS RELEASE

     A press release was disseminated by Canada Newswire on November 8, 2005 from Montreal, Quebec.

ITEM 4 SUMMARY OF MATERIAL CHANGE

     Neurochem announced that it had entered into a sale and leaseback transaction with an affiliate of Alexandria Real Estate Equities, Inc. ("Alexandria").

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

     The sale and leaseback transaction entered into with an affiliate of Alexandria involves the Neurochem campus located in Laval, Quebec, including its head office and research facility, for total proceeds to Neurochem of C$32 million. The closing is scheduled to take place in the second half of the month of November.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

     This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

     N/A

ITEM 8 EXECUTIVE OFFICER

     For further information, please contact Lise Hebert, Vice-President, Corporate Communications, at 450.680.4570.

ITEM 9 DATE OF REPORT

     November 17, 2005




                                     (signed) David Skinner
                                     ----------------------------------------
                                     David Skinner
                                     General Counsel and Corporate Secretary

Purchase Agreement     275-531 ARMAND-FRAPPIER BOULEVARD, LAVAL, QUEBEC - Page 1

                                                                      FINAL 11.3


                                    REDACTED

                           PURCHASE AND SALE AGREEMENT

                          AND JOINT ESCROW INSTRUCTIONS

                                NOVEMBER 7, 2005

                                 BY AND BETWEEN

                            ARE-MA REGION NO. 15, LLC
                      A DELAWARE LIMITED LIABILITY COMPANY
                                    "BUYER",


                                       AND


                                 NEUROCHEM INC.,
       A CORPORATION ORGANIZED UNDER THE CANADA BUSINESS CORPORATIONS ACT
                                    "SELLER"






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                           PURCHASE AND SALE AGREEMENT
                          AND JOINT ESCROW INSTRUCTIONS

         THIS PURCHASE AND SALE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (this "AGREEMENT") is made and entered into as of November 7, 2005, by and ARE-MA REGION NO. 15, LLC, a Delaware limited liability company ("BUYER"), and NEUROCHEM INC., a corporation organized under the Canada Business Corporations Act ("SELLER"), for the purposes of setting forth the agreement of the parties and of instructing CHICAGO TITLE INSURANCE COMPANY ("ESCROW AGENT"), with respect to the transactions contemplated by this Agreement.

                                    RECITALS

         Upon and subject to the terms and conditions set forth in this Agreement, Seller desires to sell and Buyer desires to purchase the following (collectively, the "PROPERTY"):

               (i) that certain immovable property commonly known as and located at 275-531 Armand-Frappier Boulevard, Laval, Quebec, Canada, as legally described on Exhibit A attached hereto, together with all of Seller's rights, title and interest in and to all rights, privileges and servitudes appurtenant thereto or used in connection therewith and all of Seller's right, title and interest in and to any servitudes or other rights appurtenant, adjacent or connected thereto or used in connection therewith (collectively, the "LAND");

               (ii) all buildings, improvements and structures now or hereafter included or located on or in the Land (collectively, the "IMPROVEMENTS"), including, without limitation, the four (4) existing buildings on the Land (the "BUILDINGS") totaling approximately 162,632 gross square feet located on or in the Land or the Improvements (the Land and the Improvements are sometimes hereinafter collectively referred to as the "REAL PROPERTY");

               (iii) all apparatus, equipment, appliances, and fixtures now or hereafter located on or in the Land or the Improvements that are immovable property fixtures, built-in machinery or equipment, built-in casework and cabinets, or other items of moveable property that are in each case made a permanent integral part of or permanently physically attached to the Improvements, such as, to the extent installed in such a manner as to be a permanent fixture attached to the Improvements, fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers, autoclaves, chillers, fermentors, built-in HVAC, plumbing, electrical and mechanical systems, and other tangible personal property permanently built into the Improvements and used in connection with operation of the Property as a research and development facility (collectively, the "PERSONAL PROPERTY") now or hereafter owned by Seller and located on or about the Land or the Improvements or attached thereto or used in connection with the use, operation, maintenance or repair thereof; and

               (iv) all intangible property (collectively, the "INTANGIBLE PROPERTY") now or hereafter owned by Seller and used in connection with the Land, the Improvements or the



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         Personal Property, including, without limitation, building-specific trademarks and trade names, transferable licenses, architectural, site, landscaping or other permits, applications, approvals, authorizations and other entitlements, transferable guarantees and warranties covering the Land and/or Improvements, all contract rights (excluding Service Contracts (as hereinafter defined) retained by Seller), books, records, reports, test results, environmental assessments, as-built plans, specifications and other similar documents and materials relating to the use or operation, maintenance or repair of the Property or the construction or fabrication thereof, and all transferable utility contracts (excluding those contracts retained by Seller), it being expressly understood and agreed that "Intangible Property" shall not include intellectual property or environmental licenses related to Seller's conduct of its activities at the Property.

         NOW, THEREFORE, in consideration of the foregoing Recitals which are incorporated herein by this reference, the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby agree, and instruct Escrow Agent, as follows:

1        AGREEMENT TO PURCHASE AND SELL.

         Subject to all of the terms and conditions of this Agreement, Seller agrees to sell, transfer and convey to Buyer, and Buyer agrees to acquire and purchase from Seller, the Property upon the terms and conditions set forth herein.

2        PURCHASE PRICE.

         The purchase price for the Property (the "PURCHASE PRICE") shall be the sum of $o Canadian Dollars, payable as follows:

2.1 DEPOSIT. Not later than the date which is three (3) Business Days (as hereinafter defined) after the Execution Date (as hereinafter defined), Buyer shall deposit into Escrow the sum of $o Canadian Dollars (which amount, together with any and all interest and dividends earned thereon, shall hereinafter be referred to as the "INITIAL DEPOSIT"). If Buyer does not elect to terminate this Agreement pursuant to Section
         3.6 below then, not later than three (3) Business Days after the Due Diligence Termination Date (as hereinafter defined), Buyer shall deposit into Escrow an additional sum of $o Canadian Dollars (the "ADDITIONAL DEPOSIT"; which amount, together with the Initial Deposit and any and all interest and dividends earned thereon, shall hereinafter be referred to as the "DEPOSIT"). The Deposit shall be made in the U.S. Dollar equivalent of the value of Canadian Dollars at the time of its payment to the Escrow Agent, and shall be held by Escrow Agent in its account in the Province of Quebec.

         Escrow Agent shall deposit the Deposit in a non-commingled trust account and shall invest the Deposit in insured money market accounts, certificates of deposit, United States Treasury Bills or such other instruments as Buyer may instruct from time to time. In the event of the consummation of the purchase and sale of the Property as contemplated hereunder, the Deposit shall be paid to Seller at the Closing (as defined in Section 8 below) and credited against the Purchase Price. In the event the sale of the



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         Property is not consummated because of the termination of this
         Agreement by Buyer in accordance with any right to so terminate provided herein, or the failure of any Buyer's Conditions Precedent (hereinafter defined), or for any other reason except for a default under this Agreement solely on the part of Buyer, Buyer shall notify Escrow Agent in writing of the same, and the Deposit shall be immediately returned to Buyer.

2.2 BALANCE. On the Closing Date (as defined below), Buyer shall pay to Seller the balance of the Purchase Price over and above the Deposit paid by Buyer under Section 2.1 above, by wire transfer of federal funds to Escrow Agent, net of all prorations and adjustments as provided herein.

3        DUE DILIGENCE.

3.1 PROPERTY DOCUMENTS. Seller shall, at Seller's sole cost and expense, deliver or make available to Buyer, to the extent such items are in Seller's possession or control or in the possession or control of Seller's agents, auditors, independent contractors or representatives, copies of all agreements, contracts, documents, information, Tenant Leases, reports, books, records and other materials pertinent to the ownership, operation, occupancy, use, or management of the Property including the items described in Exhibit E attached hereto (the "PROPERTY DOCUMENTS").

3.2 INVESTIGATIONS. At all reasonable times from the Execution Date until the Closing or earlier termination of this Agreement and upon reasonable notice to Seller, Buyer, its agents and representatives shall be entitled at Buyer's sole cost and expense to (i) enter onto the Property during normal business hours to perform any inspections, investigations, studies and tests of the Property, including, without limitation, physical, structural, mechanical, architectural, engineering, soils, geotechnical and environmental/asbestos tests that Buyer deems reasonable; (ii) cause an environmental assessment of the Property to be performed; and (iii) interview Seller's property manager ("MANAGER") and its employees, if any, in the presence of Seller. In no event shall Buyer have the right to terminate this agreement under the provisions of Section 3.6 following the Due Diligence Termination Date, notwithstanding Buyer's continuing right to investigate the Property thereafter.

3.3 TENANTS. Not later than the date which is 10 days after the Execution Date, Seller shall arrange for an introduction of Buyer to such tenants of the Property as Buyer may request and shall otherwise assist and cooperate with Buyer in providing Buyer access to such tenants. Buyer and its agents, assigns and employees shall observe and comply with all reasonable requests on the part of tenants at the Property regarding entry into tenant facilities for purpose of inspection. Buyer may conduct such inquiries and investigations of any and all tenants (or prospective tenants) as Buyer, in its sole discretion, deems advisable or necessary. Not later than the date which is 5 Business Days before the Due Diligence Termination Date, Seller shall deliver to Buyer (a) an estoppel certificate in substantially in the form of Exhibit F ("Estoppel Certificate"), and (b) an agreement with respect to the conversion of its existing tenancy to a subtenacy ("Existing Tenant Agreement:"), each substantially in the form of Exhibit M attached hereto, each of which




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         shall be executed by each tenant under the Tenant Leases identified in the Rent Roll attached hereto as Exhibit B-1.

3.4      OMITTED.

3.5 PROPERTY QUESTIONNAIRE. Not later than the date which is 10 days after the Execution Date, Seller shall deliver to Buyer a property questionnaire in the form attached hereto as Exhibit G (the "PROPERTY QUESTIONNAIRE") completed by Seller and its Manager, if any, to the reasonable satisfaction of Buyer.

3.6 TERMINATION RIGHT. Buyer shall have the right at any time on or before 3:00 p.m. (Eastern Standard time) on November 8, 2005 (the "DUE DILIGENCE TERMINATION DATE") to terminate this Agreement if, during the course of Buyer's due diligence investigations of the Property, Buyer determines in its sole and absolute discretion that the Property is not acceptable to Buyer. Buyer may exercise such termination right by delivering written notice of termination to Seller and Escrow Agent (a "DUE DILIGENCE TERMINATION NOTICE") on or before the Due Diligence Termination Date. Upon the timely delivery of such Due Diligence Termination Notice, (i) Escrow Agent shall immediately return the Deposit to Buyer, (ii) Buyer shall pay for the cancellation charges of Title Company (as hereinafter defined) and Escrow Agent ("CANCELLATION CHARGES"), and (iii) this Agreement shall automatically terminate and be of no further force or effect and neither party shall have any further rights or obligations hereunder, other than pursuant to any provision hereof which expressly survives the termination of this Agreement. If Buyer has timely delivered to Seller and Escrow Agent a Due Diligence Termination Notice, no notice to Escrow Agent from Seller shall be required for the return of the Deposit to Buyer. If Buyer does not exercise such termination by delivery of the Due Diligence Termination Notice on or before the Due Diligence Termination Date, then Buyer's right to terminate this Agreement pursuant to this Section shall automatically lapse.

3.7 INSURANCE. Buyer agrees that from the Execution Date through the Due Diligence Termination Date, Buyer shall carry, or cause its agents and representatives that will enter the Property in connection with the investigations pursuant to Section 3.2 to carry, workers' compensation and general liability insurance in the amount of $o Canadian Dollars per occurrence, which insurance shall name Seller as an additional insured; upon request, Buyer shall provide Seller with proof of such insurance prior to commencing Buyer's physical inspections of the Property.

3.8 INDEMNITY AND REPAIR. Buyer agrees to indemnify and hold harmless Seller from any losses arising from any actual damage to the Property (including any premises demised under the Tenant Leases) or any injury to persons caused by any act of Buyer as a result of the inspections, investigations or tests performed pursuant to Section 3.2 above, which indemnity shall survive the termination of this Agreement or the Closing for a period of 90 days; provided, however, that Buyer's indemnity hereunder shall not include any losses, cost, damage or expenses resulting from (x) the acts of Seller, its agents or representatives, or (y) the discovery of any pre-existing condition of the Property. In addition, if this Agreement is terminated, Buyer shall repair any material damage to the Property caused by its entry thereon and shall restore the Property substantially to the



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         condition in which it existed prior to such entry; provided, however, that Buyer shall have no obligation to repair any damage caused by the acts or omissions of Seller, its agents or representatives or to remediate, contain, abate or control any pre-existing condition of the Property which existed prior to Buyer's entry thereon.

3.9      TITLE.

         3.9.1 DELIVERIES BY SELLER. Prior to the Execution Date, Seller shall have delivered to Buyer (a) Seller's existing title policy for the Property and a copy of any reports on title in its possession, together with legible copies of the underlying documents referenced therein, and (b) the most recent survey for the Property in its possession. Not later than 3 days after the Execution Date, Buyer shall order (a) an ALTA extended coverage preliminary title report (the "PTR") issued by Chicago Title Insurance Company (in such capacity, "TITLE COMPANY"), together with legible copies of all documents referenced as exceptions therein, (b) a current Certificate of Location equivalent to an As-Built American Land Title Association survey of the Property (the "SURVEY"), in form reasonably satisfactory to Buyer and Title Company, prepared by a surveyor licensed in the Province where the Property is located and certified (using a surveyor's certificate in substantially the same form as the certificate attached hereto as Exhibit H) to Buyer, Title Company, and such other persons or entities as Buyer may, in its discretion, request; and (c) the Quebec equivalent of a UCC Search with regard to Seller and the Property (the "UCC SEARCH").

         3.9.2 BUYER'S REVIEW OF TITLE. Buyer shall have until the Due Diligence Termination Date to notify Seller in writing of any objection which Buyer may have to any exception reported in the PTR or matter shown on the Survey or the UCC Search or any updates thereof, which Seller shall cause to be removed; provided, however, that if any such updates as to matters arising after the dates of the PTR, Survey or UCC Search are received by Buyer, Buyer shall have an additional 5 Business Days, regardless of the Due Diligence Termination Date or Closing Date, following Buyer's receipt of such update to notify Seller of objections to items shown on any such update. Exceptions reported in the PTR and matters shown on the Survey or the UCC Search (or any updates thereof) not objected to by Buyer as provided above shall be deemed to be "PERMITTED EXCEPTIONS."

         3.9.3 SELLER'S OBLIGATIONS REGARDING TITLE. As a condition to Closing, Seller shall take all reasonable action necessary to remove from title to the Property the following matters: (a) all exceptions to title and survey matters created by Seller on or after the Execution Date without the prior written consent of Buyer (which consent may be withheld in Buyer's sole and absolute discretion); (b) any and all hypothecs, prior claims, liens and encumbrances affecting the Property which secure an obligation to pay money (other than installments of real estate taxes or assessments not delinquent as of the Closing); and (c) all taxes and assessments due and payable for any period prior to the Closing (collectively, the "OBLIGATORY REMOVAL EXCEPTIONS"). If, prior to the Closing, Seller is unable to remove any of the Obligatory Removal Exceptions, then, in addition to any and all other rights



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                  and remedies which Buyer may have hereunder, Buyer may (a)
                  terminate this Agreement by delivering written notice to Seller and Escrow Agent (in which case Escrow Agent shall return the Deposit to Buyer, and Buyer shall pay for the Cancellation Charges), and Seller shall reimburse Buyer for all of Buyer's out-of-pocket costs and expenses incurred in connection with the transaction contemplated by this Agreement (up to a maximum expenditure of $o), and thereafter neither party shall thereafter have any rights or obligations to the other hereunder, other than pursuant to any provision hereof which expressly survives the termination of this Agreement;
                  (b) pursue an action for specific performance to compel Seller to remove the Obligatory Removal Exceptions; or (c) waive Buyer's objections to such Obligatory Removal Exceptions and proceed to a timely Closing whereupon such Obligatory Removal Exceptions shall be deemed "PERMITTED EXCEPTIONS." If, prior to the Closing, Seller is unable to remove or satisfactorily insure over any other exceptions or matters objected to by Buyer (other than Obligatory Removal Exceptions), then, in addition to any and all other rights and remedies which Buyer may have hereunder, Buyer may (x) terminate this Agreement by delivering written notice to Seller and Escrow Agent (in which case Escrow Agent shall return the Deposit to Buyer, and Buyer shall pay for the cost of the Cancellation Charges), and thereafter neither party shall thereafter have any rights or obligations to the other hereunder, other than pursuant to any provision hereof which expressly survives the termination of this Agreement; or (y) waive Buyer's objections to such other exceptions and matters (other than Obligatory Removal Exceptions) and proceed to a timely Closing whereupon such other exceptions and matters shall be deemed "PERMITTED EXCEPTIONS."


         3.9.4 CONDITION OF TITLE AT CLOSING. Upon the Closing, Seller shall sell, transfer and convey to Buyer good and marketable title, in absolute ownership, to the Land and the Improvements, free and clear of all encumbrances, including without limitation, prior claims, hypothecs, charges, servitudes, restrictive covenants, encroachments, taxes, leases or other occupancy agreements (other than the Tenant Leases, as terminated and made subleases under the New Lease by the terms of the Existing Lease Agreements, each as defined below) and other title defects or charges of any sort whatsoever, other than the Permitted Exceptions and other than as set forth in the deed of sale in the form of Exhibit I attached hereto (the "DEED").

4        SELLER'S REPRESENTATIONS AND WARRANTIES.

         Seller represents and warrants to and agrees with Buyer that, as of the date hereof and as of the Closing Date:

4.1 AUTHORITY. Subject to the satisfaction of the Seller Board Approval contingency set forth in Section 7.3.2 below, this Agreement and all other documents delivered prior to or at the Closing (i) have been duly authorized, executed, and delivered by Seller; (ii) are binding obligations of Seller; (iii) are collectively sufficient to transfer all of Seller's rights to the Property; and (iv) do not violate the formation documents of Seller. Subject to the satisfaction of the Seller Board Approval contingency set forth in Section 7.3.2



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         below, Seller has obtained all required consents, releases, and approvals necessary to execute this Agreement and consummate the transaction contemplated by this Agreement. Seller further represents that it is a corporation, duly organized and existing in good standing under the Canada Business Corporations Act, with its principal place of business in Quebec.

4.2 NO CONFLICTS. The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement will not conflict with, or, with or without notice or the passage of time or both, result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, deed of trust, mortgage, loan agreement, or other document, or instrument or agreement, oral or written, to which Seller is a party or by which Seller or the Property is bound, or any applicable regulation of any governmental agency, or any judgment, order or decree of any court having jurisdiction over Seller or all or any portion of the Property.

4.3 PREFERENTIAL RIGHTS. Seller has not granted and the Property is not otherwise subject to any options or rights of first refusal or rights of first offer to third parties to purchase or otherwise acquire an interest in the Property.

4.4 PROPERTY DOCUMENTS. The Property Documents required to be delivered by Seller pursuant to the terms hereof constitute all of the material documents relating to the Property, and each such Property Document as delivered by Seller constitutes a true, correct and complete copy of such Property Document. There are no commitments or agreements affecting the Property which have not been disclosed by Seller to Buyer in writing. Seller is not in default of Seller's obligations or liabilities pertaining to the Property or the Property Documents in any material respect; nor, to Seller's Knowledge, are there facts, circumstances, conditions, or events which, after notice or lapse of time, would constitute a default. Seller has not received notice or information that any party to any of the Property Documents considers a breach or default to have occurred. It is expressly agreed that the Property Questionnaire shall not constitute a "Property Document" hereunder.

4.5 TENANT LEASES. The tenant leases ("Tenant Leases") described in the schedule attached hereto as Exhibit B-1 (the "SCHEDULE OF LEASES") comprise all of the documents evidencing the rights and obligations of all third parties to occupy space at the Property, and there are no other documents or agreements binding upon the Property or Buyer after the Closing with respect to the rights and obligations of such third parties relating to the Property. The Rent Roll attached hereto as Exhibit B-2 (the "RENT ROLL") is true, correct and complete. Except as set forth in the Rent Roll, no rent or other amount has been prepaid under any of the Tenant Leases. The Tenant Leases are in full force and effect, subject to the execution by the Tenants thereunder of the Existing Tenant Agreement.

4.6 NOTICES. Except as set forth on the Rent Roll, (a) Seller has received no notice of any default by the landlord under the Tenant Leases and Seller has no Knowledge of any fact or facts which would now or with the giving of notice or the passage of time or both be a default under the terms thereof, except as otherwise set forth on the Rent Roll; (b) Seller has received no notice from any tenant (i) to cancel any Tenant Lease, (ii) that such



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         tenant is or may become unable or unwilling to perform any or all of its obligations under its Tenant Lease, whether for financial or other reasons, or (iii) that an action or proceeding, voluntary or involuntary, is pending or, or to Seller's knowledge, threatened against such tenant under any section or sections of any bankruptcy or insolvency law, or (iv) that such tenant disputes the base rent or escalation rents or the computation of escalation rents pursuant to its Tenant Lease.

4.7 UNCOMPLETED WORK. Seller has received no notices of any items of work, repair, maintenance or construction to be completed by Seller pursuant to any Tenant Lease for the benefit of any tenant and, to Seller's Knowledge, there is no such work to be done. As of the Closing Date, no tenant shall be entitled to any additional work during the term of its Tenant Lease, except as set forth on the Rent Roll.

4.8 UNPAID COMMISSIONS. As of the Closing Date, there will be no brokerage or other leasing commissions due or payable on an absolute or contingent basis to any person in connection with any of the tenants or the Tenant Leases or any new leases or amendments, extensions or renewals of existing Tenant Leases or exercise of any options thereunder which would be binding upon Buyer.

4.9 MATERIAL INFORMATION. This Agreement, together with the Property Documents and any matters heretofore disclosed to Buyer in writing by Seller, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein not materially misleading.

4.10 SPECIAL ASSESSMENTS OR EXPROPRIATIONS. To Seller's Knowledge, there are no existing, proposed or contemplated (i) special assessments, except those shown as exceptions on the PTR, or (ii) expropriation actions against the Property or any part, and Seller has not received notice of any contemplated special assessments or expropriation proceedings or creation of any reserve that would affect the Property.

4.11 UTILITIES. All water, sewer, electric, gas, telephone, and drainage facilities, and all other utilities required by law or for the normal operation of the Property are installed to the property lines of the Property, have been connected to the Improvements and Seller has received no notices that service will be disconnected or reduced.

4.12 SERVICE CONTRACTS. There are no service, maintenance, repair, management, leasing, or supply contracts or other contracts (including, without limitation, janitorial, elevator and landscaping agreements) affecting the Property, oral or written, except as set forth on the schedule attached hereto as Exhibit J which shall not continue to be assumed by Seller (none of which shall be binding on Buyer) (the "SERVICE CONTRACTS").

4.13 EMPLOYEES. There are no employees who are employed by Seller or Manager in the operation, management or maintenance of the Property and whose employment will continue after the Closing, except for employees of Seller engaged in its business activities who will remain as employees of Seller in its capacity as the tenant under the New Lease (as hereinafter defined) after the Closing, subject to Seller's right to terminate such employment in the ordinary course. On and after the Closing, there will be no



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         obligations concerning any pre-Closing employees of Seller or Manager which will be binding upon Buyer or the Property.

4.14 BANKRUPTCY. No seizures, execution proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings are pending, or, to Seller's Knowledge, threatened, against Seller or any tenant under the Tenant Leases.

4.15 EXISTING APPROVALS. To Seller's Knowledge, all necessary or appropriate certifications, approvals, consents, authorizations, licenses, permits, and all valid, final and unconditional certificates of occupancy, or the equivalent permitting required by the applicable licensing agency, or required by any governmental authority in connection with the ownership, development, use and maintenance of the Property ("Approvals") have been issued and are in full force and effect. To Seller's Knowledge, all of the Approvals are transferable to Buyer without the necessity of any approval or consent or additional payment and no such transfer will affect the validity thereof. The term "Approvals" does not include environmental licenses and permits obtained by and personal to Seller in connection with the conduct of its activities at the Property.

4.16 INSURANCE. There are currently in effect such insurance policies as are customarily maintained with respect to similar properties. Seller has not received any notice or request from any insurance company requesting the performance of any work or alteration with respect to the Property. Seller has received no notice from any insurance company concerning, nor, to Seller's Knowledge, are there any defects or inadequacies in the Property which, if not corrected, would result in the termination of insurance coverage or increase its cost.

4.17 LITIGATION. Except as set forth on the schedule attached hereto as Exhibit P, there are no actions, suits or proceedings before any judicial or quasi-judicial body, pending, or to Seller's Knowledge, threatened, against or affecting all or any portion of the Property.

4.18 COMPLIANCE WITH LAWS. The Property is in compliance in all material respects with all existing laws, rules, regulations, ordinances and orders of all applicable federal, provincial, city and other governmental authorities in effect as of the date of this Agreement (collectively, "LAWS"), including, without limitation, all Laws with respect to zoning, building, fire and health codes (exclusive of Environmental Laws, which are addressed under the provisions of Section
         4.19 below). Seller has received no notice of, and has no Knowledge of, any condition currently or previously existing on the Property or any portion thereof which may give rise to any violation of any Laws applicable to the Property if it were disclosed to the authorities having jurisdiction over the Property (exclusive of Environmental Laws, which are addressed under the provisions of Section 4.19 below).

4.19     ENVIRONMENTAL MATERIALS.

         4.19.1   DEFINITIONS.

                           (a) "ENVIRONMENTAL CLAIM" means any and all actions
                  (including, without limitation, investigatory, remedial or enforcement actions of any kind,



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                  administrative or judicial proceedings, and orders or
                  judgments arising out of or resulting therefrom), costs, claims, damages (including, without limitation, punitive damages), expenses (including, without limitation, attorneys', consultants' and experts' fees, court costs and amounts paid in settlement of any claims or actions), fines, forfeitures or other civil, administrative or criminal penalties, injunctive or other relief (whether or not based upon personal injury, property damage, or contamination of, or adverse effects upon, the environment, water tables or natural resources), liabilities or losses arising from or relating to the presence or suspected presence of any Environmental Materials in, on, under, or about the Property.

                           (b) "ENVIRONMENTAL MATERIALS" means chemicals,
                  pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products or any other chemical, material, or substance that, because of its quantity, concentration, or physical or chemical characteristics, exposure to which is limited or regulated for health and safety reasons by any governmental authority, or which poses a significant present or potential hazard to human health and safety or to the environment if released into the workplace or the environment.

         4.19.2 REPRESENTATIONS AND WARRANTIES. Seller represents and warrants to and agrees with Buyer that, as of the date hereof, and as of the Closing Date: (i) each of the Property and Seller is, to its Knowledge, in compliance in all material respects with all Laws relating to Environmental Materials, which compliance includes, but is not limited to, the possession by Seller of all permits and other governmental authorities required under applicable Laws, and compliance with the terms and conditions thereof; (ii) Seller has not received any communication (written or oral) that alleges that Seller or the Property is not in such compliance; (iii) there is no Environmental Claim pending or, to Seller's Knowledge, threatened with regard to the Property; and (iv) without in any way limiting the generality of the foregoing, (a) other than in accordance with applicable Laws, Seller has not used, stored, generated, released, disposed or arranged for the disposal of Environmental Materials on the Property, (b) to Seller's Knowledge, there are no underground storage tanks located on the Property, (c) to Seller's Knowledge, there is no asbestos contained in or forming part of any Improvement, including, without limitation, any building, building component, structure or office space on the Property, and (d) to Seller's Knowledge, no polychlorinated biphenyls (PCBs) are used or stored at the Property.

         4.19.3 INDEMNIFICATION. Seller hereby indemnifies and agrees to reimburse, defend, and hold Buyer harmless from, for and against all Environmental Claims arising from, asserted against, imposed on, or incurred by Buyer, directly, in connection with the breach of any representation or warranty set forth in Section 4.19.2 of this Agreement.

4.20 SURVIVAL. All of the representations, warranties and agreements of Seller set forth in this Agreement shall be true upon the execution of this Agreement, shall be deemed to be repeated at and as of the Closing Date without the necessity of a separate certificate with



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         respect thereto and shall survive the delivery of the Deed and other
         Closing instruments and documents for a period of three (3) years following the Closing.

4.21 SELLER'S KNOWLEDGE. As used in this Agreement, the phrase "TO SELLER'S KNOWLEDGE" and words of similar import shall mean the best knowledge of
         o and o after reasonable inquiry and investigation of the files and materials in the possession or control of such persons. Seller represents and warrants that the foregoing persons are those persons affiliated with Seller most knowledgeable regarding the ownership and operation of the Property, possessing the greatest experience and familiarity with the Property, that no other person presently or previously affiliated with Seller possesses any equal or greater familiarity and experience with the Property.

4.22 WARRANTY. The sale of the Property shall be made with solely on the basis of the representations and warranties of Seller provided herein.

5        BUYER'S REPRESENTATIONS AND WARRANTIES.

         Buyer represents and warrants to and agrees with Seller that, as of the date hereof, and as of the Closing Date:

5.1 NO CONFLICTS. The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement will not conflict with, or, with or without notice or the passage of time or both, result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, deed of trust, mortgage, loan agreement, or other document or instrument to which Buyer is a party or by which Buyer is bound, or any applicable regulation of any governmental agency, or any judgment, order or decree of any court having jurisdiction over Buyer or all or any portion of the Property.

5.2 DUE ORGANIZATION; CONSENTS. Buyer is a corporation duly organized and existing in good standing under the laws of the State of Delaware with its principal place of business in the State of California, and, on the Closing Date, Buyer or its assignee shall be qualified to do business in the Province of Quebec. All requisite corporate action has been taken by Buyer in connection with entering into this Agreement, and will be taken prior to the Closing in connection with the execution and delivery of the instruments referenced herein and the consummation of the transactions contemplated hereby. No consent of any partner, shareholder, beneficiary, creditor, investor, judicial or administrative body, governmental authority or other party is required in connection herewith which has not been obtained, except for the approval of the transactions contemplated by this Agreement by the Board of Directors of Alexandria Real Estate Equities, Inc. ("Buyer Board Approval").

5.3 BUYER'S AUTHORITY; VALIDITY OF AGREEMENTS. Subject to satisfaction of the Buyer Board Approval Contingency set forth in Section 7.1.9 below, Buyer has full right, power and authority to purchase the Property from Seller as provided in this Agreement and to carry out its obligations hereunder. The individual(s) executing this Agreement and the instruments referenced herein on behalf of Buyer have the legal power, right and actual



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         authority to bind Buyer to the terms hereof and thereof, subject to
         Buyer Board Approval. This Agreement is and all other documents and instruments to be executed and delivered by Buyer in connection with this Agreement shall be duly authorized, executed and delivered by Buyer and shall be valid, binding and enforceable obligations of Buyer.

6        COVENANTS OF SELLER.

         In addition to the covenants and agreements of Seller set forth elsewhere in this Agreement, Seller covenants and agrees that between the date hereof and the Closing Date:

6.1 TITLE. Seller shall not (a) directly or indirectly sell, assign or create any right, title or interest whatsoever in or to the Property,
         (b) take any action, create, commit, permit to exist or suffer any acts which would (i) give rise to a variance from the current legal description of the Land, or (ii) cause the creation of any lien, charge or encumbrance other than the Permitted Exceptions, or (c) enter into any agreement to do any of the foregoing without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion).

6.2 NOTICE OF CHANGE IN CIRCUMSTANCES. Seller shall promptly notify Buyer of any change in any condition with respect to the Property or any portion thereof or of any event or circumstance of which Seller has Knowledge subsequent to the date of this Agreement which (a) materially, adversely affects the Property or any portion thereof or the use or operation of the Property or any portion thereof, (b) makes any representation or warranty of Seller to Buyer under this Agreement untrue or misleading, or (c) makes any covenant or agreement of Seller under this Agreement incapable or less likely of being performed, it being expressly understood that Seller's obligation to provide information to Buyer under this Section shall in no way relieve Seller of any liability for a breach by Seller of any of its representations, warranties, covenants or agreements under this Agreement.

6.3 NO DEFAULTS; MAINTENANCE OF PROPERTY. Seller shall not default with respect to the performance of any obligation relating to the Property, including, without limitation, the payment of all amounts due and the performance of all obligations with respect to the Tenant Leases, the Service Contracts and any existing indebtedness relating to the Property. Subject to Section 12, Seller shall operate and maintain the Property in its current condition, reasonable wear and tear excepted, in accordance with all applicable Laws.

6.4 EXCLUSIVE NEGOTIATIONS. Seller shall (i) remove the Property from the market, (ii) cease and refrain from any and all negotiations with any other prospective optionees or purchasers of the Property, and (iii) advise Buyer of any negotiations with current or potential tenants at the Property.

6.5 DEVELOPMENT ACTIVITIES. Seller shall not take any actions with respect to the development of additions to or new improvements on the Property, including, without limitation, applying for, pursuing, accepting or obtaining any permits, approvals or other development entitlements from any governmental or other regulatory entities or finalizing



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         or entering into any agreements relating thereto without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion).

6.6 SERVICE, MANAGEMENT AND EMPLOYMENT CONTRACTS. Seller shall not enter into, extend, renew or replace any existing service, property management or employment contracts which would be binding upon Buyer or the Property from and after the Closing without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion). Seller may enter into such agreements which are binding upon Seller only in its capacity as tenant under the New Lease from and after the Closing without the consent of Buyer.

6.7 TENANT LEASES AND SUBLEASES. Seller shall advise Buyer of any and all negotiations with current tenants and subtenants of the Property. Seller shall not enter into any new lease, or amend, modify, extend or renew any Tenant Lease (except pursuant to the Existing Tenant Agreement) or enter into any sublease under the New Lease in anticipation of Closing without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion). Seller shall not accept any rent from any tenant under any Tenant Lease (or any new tenant under any new lease to which Buyer has consented) for more than 1 month in advance of the payment date without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion).

6.8 INSURANCE. Seller will maintain its current insurance in place from the date hereof through the Closing Date or earlier termination of this Agreement.

6.9 LITIGATION. Seller shall not allow to be commenced on its behalf any action, suit or proceeding with respect to all or any portion of the Property without Buyer's prior written consent (which consent may be withheld in Buyer's discretion, acting reasonably). In the event Seller receives any notice of any proceeding of the character described in Sections 4.14 or 4.17 which has not been previously disclosed to Buyer prior to the Closing, Seller shall promptly advise Buyer in writing.

7        CONDITIONS PRECEDENT TO CLOSING.

7.1 BUYER'S CONDITIONS. The obligation of Buyer to render performance under this Agreement is subject to the following conditions precedent (and conditions concurrent, with respect to deliveries to be made by the parties at Closing) ("BUYER'S CONDITIONS"), which conditions may be waived, or the time for satisfaction thereof extended, by Buyer only in a writing executed by Buyer; provided, however, that any such waiver shall not affect Buyer's ability to pursue any remedy Buyer may have with respect to any breach hereunder by Seller:

         7.1.1 TITLE. Title Company shall be prepared and irrevocably committed to issue a Canadian owner's policy of title insurance in a form reviewed and approved by Buyer prior to the Due Diligence Termination Date in favor of Buyer insuring Buyer against damages sustained or incurred by reason of: (i) title to the Land and the Improvements interest being held other than by Buyer subject to standard exceptions, exclusions and conditions and subject to the Permitted Exceptions; (ii)



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                  any defect in, charge, servitude, prior claim, hypothec or encumbrance on title; (iii) unmarketability of the title; and
                  (iv) lack of a right of access to and from the Land, with those endorsements and reinsurance reasonably requested by Buyer and approved by Title Company prior to the Due Diligence Termination Date [it being understood that Seller's title obligations hereunder are as set forth in Section 3.9 above].

         7.1.2 SELLER'S DUE PERFORMANCE. All of the representations and warranties of Seller set forth in Section 4 shall be true and correct as of the Closing Date, and Seller, on or prior to the Closing Date, shall have complied with and/or performed all of the obligations, covenants and agreements required on the part of Seller to be complied with or performed pursuant to the terms of this Agreement, including, without limitation, the deliveries required to be made by Seller pursuant to Sections
                  9.1 and 9.3 hereof.

         7.1.3 CONDITION OF PROPERTY. Subject to the provisions of Section 12 below, the condition of the Property shall be substantially the same on the Closing Date as on the Execution Date, except for reasonable wear and tear and any damages due to any act of Buyer or Buyer's representatives.

         7.1.4 BANKRUPTCY. No action or proceeding shall have been commenced by or against Seller under the U.S. bankruptcy code or the Bankruptcy and Insolvency Act (Canada) or any state law for the relief of debtors or for the enforcement of the rights of creditors, Seller shall not have sought protection from its creditors under the Companies' Creditors Arrangement Act (Canada) or otherwise acknowledged is insolvency; and no seizure, attachment, execution, lien or levy shall have attached to or been issued with respect to the Property or any portion thereof.

         7.1.5 ESTOPPEL CERTIFICATES. Prior to the Due Diligence Termination Date, Buyer shall have received and approved a fully executed original of each Estoppel Certificate.


         7.1.6 EXISTING LEASE AGREEMENTS. Prior to the Due Diligence Termination Date, Buyer shall have received and approved a fully executed original of each Existing Lease Agreement.

         7.1.7 PROPERTY QUESTIONNAIRE. Buyer shall have received the Property Questionnaire for the Property, completed by Seller and its Manager, if any, to the reasonable satisfaction of Buyer, and no such Property Questionnaire shall indicate any fact or circumstance that Buyer reasonably believes (based on advice of counsel) would be likely to affect Buyer's status as a real estate investment trust, as defined in Section 856 of the Internal Revenue Code (as amended), if the transactions contemplated hereby are consummated.

         7.1.8 NO MORATORIA. No moratorium, statute, regulation, ordinance, or federal, state, county or local legislation, or order, judgment, ruling or decree of any governmental agency or of any court shall have been enacted, adopted, issued,



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                  entered or pending which would adversely affect the use of the
                  Property for research and development purposes.

         7.1.9 BUYER BOARD APPROVAL. Prior to the Due Diligence Termination Date, Buyer shall have obtained the Buyer Board Approval.

7.2 FAILURE OF BUYER'S CONDITIONS. Subject and without limitation to Buyer's rights hereunder, including, without limitation, Section 13.2 hereof, if any of Buyer's Conditions have not been fulfilled within the applicable time periods, Buyer may:

         7.2.1 WAIVE AND CLOSE. Waive the Buyer's Condition and close Escrow in accordance with this Agreement; or

         7.2.2 TERMINATE. Terminate this Agreement by delivering written notice to Seller and to Escrow Agent, in which event Escrow Agent shall return the Deposit to Buyer, Buyer shall pay the Cancellation Charges, and (except as to the conditions set forth in Sections 7.1.1 (expressly reserving the rights of Buyer under the terms of Section 3.9 above) 7.1.5, 7.1.6, 7.1.7, 7.1.8, and 7.1.9 above), Buyer shall be entitled to pursue any other rights and remedies which it may have against Seller in connection herewith. In the event of a termination of this Agreement occasioned by a failure of the conditions set forth in either Section 7.1.5 or 7.1.6 with respect to Virochem Pharma, Seller shall reimburse Buyer for all of Buyer's out-of-pocket costs and expenses incurred in connection with the transaction contemplated by this Agreement (up to a maximum expenditure of $o). Notwithstanding the foregoing, Seller shall use diligent efforts to obtain the Tenant Estoppel and Existing Lease Agreement from ID Biomedical Corporation in accordance with Sections 7.1.5 and
                  7.1.6 respectively, but Seller's failure to do so shall not constitute a basis for Buyer to terminate this Agreement or to obtain reimbursement for its costs hereunder.

7.3 SELLER'S CONDITIONS. The obligation of Seller to render performance under this Agreement is subject to the following conditions precedent (and conditions concurrent with respect to deliveries to be made by the parties at Closing) ("SELLER'S CONDITIONS"), which conditions may be waived, or the time for satisfaction thereof extended, by Seller only in a writing executed by Seller:

         7.3.1 BUYER'S DUE PERFORMANCE. All of the representations and warranties of Buyer set forth in Section 5 hereof shall be true and correct as of the Closing Date, and Buyer, on or prior to the Closing Date, shall have complied with and/or performed all of the obligations, covenants and agreements required on the part of Buyer to be complied with or performed pursuant to the terms of this Agreement.

         7.3.2 SELLER BOARD APPROVAL. Prior to the Due Diligence Termination Date, Seller shall have obtained from its board of directors the approval and authorization for this Agreement and the transactions contemplated hereby ("SELLER BOARD APPROVAL") and shall have so notified Buyer.



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7.4      FAILURE OF SELLER'S CONDITIONS. In the event of the failure of a
         Seller's Condition, Seller may terminate this Agreement by delivery of written notice to Buyer and Escrow Agent, and, in the case of the failure of the condition set forth in Section 7.3.1, Escrow Agent shall remit the Deposit to Seller, in the case of the failure of the condition set forth in Section 7.3.2, Escrow Agent shall return the Deposit to Buyer, Buyer shall pay for the Cancellation Charges, and neither party shall thereafter have any rights or obligations to the other hereunder.

8        CLOSING.

8.1 CLOSING DATE. Subject to the provisions of this Agreement, the Closing shall take place on the 6th Business Day after the Due Diligence Termination Date (it being agreed that November 11, 2005 is not a Business Day, so that should the Inspection Period expire without termination of this Agreement on November 8, the Closing shall occur on November 17, 2005), or on such other date as the parties hereto may agree. As used herein, the "CLOSING" shall mean the deposit of the Deed for registration at the Registry Office for the Registration Division in which the Property is situated (the "Officials Records"), and the "Closing Date" shall mean the date upon which the Closing actually occurs.

8.2 CLOSING COSTS. Each party shall pay its own costs and expenses arising in connection with the Closing (including, without limitation, its own attorneys' and advisors' fees and nay title insurance fees or premiums), except the following costs (the "CLOSING COSTS"), which shall be allocated between the parties as follows:

         8.2.1 Seller shall pay 1/2 of Escrow Agent's escrow fees and costs (up to a maximum expenditure of $o).

         8.2.2 Buyer shall pay all City of Laval mutation taxes, premiums, costs and fees related to the delivery of the Deed, the cost of registration of the Deed, the costs of the Owner's Title Policy, the Survey and the UCC Search, and that portion of Escrow Agent's escrow fees and costs not paid by Seller as set forth in Section 8.2.1 above.

         8.2.3 Seller and Buyer declare that the sale of the Property is a taxable supply of real property, subject to the payment of the goods and services tax ("GST") imposed under the Excise Tax Act (Canada) and subject to the payment of Quebec sales tax ("QST") imposed under an Act Respecting The Quebec Sales Tax (Quebec), and that these taxes are not included in the Purchase Price. Buyer represents and warrants to Seller that on the Closing Date it (or its assignee) shall be registered for the purposes of GST and QST. Not later than the Closing, Buyer shall provide Seller with a copy of the registration certificate showing Buyer's (or such assignee's) GST and QST numbers. Buyer acknowledges that Seller is not collecting GST and QST on the sale of the Property in reliance upon this registration certificate.



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9        CLOSING DELIVERIES.

9.1 DELIVERIES BY SELLER TO ESCROW. Not less than 1 Business Day prior to the Closing Date, Seller, at its sole cost and expense, shall deliver or cause to be delivered into Escrow the following documents and instruments, each effective as of the Closing Date and executed by Seller, in addition to the other items and payments required by this Agreement to be delivered by Seller:

         9.1.1 DEED. The original executed Deed conveying the Property to Buyer or its nominee (it being agreed that the Deed shall be executed under private signature);

         9.1.2 NEW LEASE. 2 originals of a lease ("New Lease") between Buyer, as landlord, and Seller, as tenant, in the form of Exhibit L attached hereto, each executed by Seller;

         9.1.3 EXISTING LEASE AGREEMENTS. 2 original counterparts of the Existing Lease Agreements with respect to each of the Leases in the form of Exhibit M attached hereto (the "EXISTING LEASE AGREEMENTS"), each executed by Seller and the tenants under the Tenant Leases, pursuant to which Seller and each such tenant terminates its Tenant Lease and agrees that the same shall constitute a sublease under the New Lease (subject, as to ID Biomedical Corporation, to the provisions of Section
                  7.2.2 above);

         9.1.4 BILL OF SALE AND ASSIGNMENT. 2 original counterparts of the Bill of Sale and Assignment in the form of Exhibit N attached hereto, each executed by Seller, pursuant to which Seller shall transfer to Buyer all the Personal Property and the Intangible Property, including, without limitation, the Property Documents, but excluding the Tenant Leases, in each case free of all liens and encumbrances;

         9.1.5 SELLER'S CERTIFICATE. 2 originals of a certificate, in the form of Exhibit K attached hereto (the "SELLER'S CERTIFICATE"), each executed by Seller;

         9.1.6 UPDATED RENT ROLL. An updated Rent Roll accurate as of the Closing Date, executed by Seller;

         9.1.7 PROOF OF AUTHORITY. Such proof of Seller's authority and authorization to enter into this Agreement and the transaction contemplated hereby, and such proof of the power and authority of the individual(s) executing or delivering any instruments, documents or certificates on behalf of Seller to act for and bind Seller as may be reasonably required by Title Company or Buyer;

         9.1.8 TITLE AFFIDAVIT. A title affidavit executed by Seller in the form of Exhibit R; and

         9.1.9 OTHER. Such other documents and instruments, signed and properly acknowledged by Seller, if appropriate, as may be reasonably required by Buyer, Escrow Agent, or otherwise in order to effectuate the provisions of this Agreement and the Closing of the transactions contemplated herein.



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9.2      DELIVERIES BY BUYER. On or before the Closing, Buyer, at its sole cost and expense, shall deliver or cause to be delivered into Escrow the following:

         9.2.1 BALANCE, PRORATIONS & CLOSING COSTS. The balance of the Purchase Price pursuant to Section 2 hereof and Buyer's share of prorations and Closing Costs (as hereinafter defined), as provided in Sections 10 and 8.2, respectively;

         9.2.2    NEW LEASE. 2 original executed counterparts of the New Lease;
                  and

         9.2.3 OTHER. Such other documents and instruments, signed and properly acknowledged by Buyer, if appropriate, as may reasonably be required by Escrow Agent or otherwise in order to effectuate the provisions of this Agreement and the closing of the transactions contemplated herein.

9.3 DELIVERIES OUTSIDE OF ESCROW. Seller shall deliver possession of the Property to Buyer upon the Closing, subject to the rights of Seller as tenant under the New Lease. Further, Seller hereby covenants and agrees, at its sole cost and expense, to deliver or cause to be delivered to deliver to Buyer, on or prior to the Closing, the following items:

         9.3.1 TENANT LEASES. Copies of each of the Tenant Leases and any amendments, modifications, supplements and restatements thereto;

         9.3.2 INTANGIBLE PROPERTY. The original of each document evidencing the Intangible Property or rights to ownership and use thereof including the Approvals;

         9.3.3 PROPERTY DOCUMENTS. To the extent not previously delivered, original of all of the Property Documents.

10       PRORATIONS.

10.1     PRORATIONS.

         10.1.1 RENT. On the Closing Date, Rent under the New Lease shall be paid by Seller to Buyer in accordance with the terms of the New Lease.

         10.1.2 EXPENSES. Taxes, assessments, improvement bonds, service or other contract fees, utility costs, and other expenses affecting the Property shall be paid when due by Seller prior to the Closing Date in its capacity as owner of the Property, and from and after the Closing Date in its capacity as tenant under the New Lease.

10.2 PRELIMINARY CLOSING STATEMENT. 10 days prior to the Closing, Escrow Agent shall deliver to each of the parties for their review and approval a preliminary closing statement (the "PRELIMINARY CLOSING STATEMENT") based on an income expense statement prepared by Seller, approved by Buyer, and delivered to Escrow Agent prior to said date, setting forth (i) the proration amounts allocable to each of the parties pursuant to this Section 10 and (ii) the Closing Costs allocable to each of the parties pursuant to Section 8.2 hereof. Based on each of the party's comments, if any, regarding the Preliminary Closing Statement, Escrow Agent shall revise the Preliminary Closing



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         Statement and deliver a final, signed version of a closing statement to each of the parties at the Closing (the "CLOSING STATEMENT").

11       ESCROW.

11.1 OPENING OF ESCROW. Promptly following the Execution Date, Buyer and Seller shall each cause a purchase and sale escrow ("ESCROW") to be opened with Escrow Agent by delivery to Escrow Agent of 2 duplicate partially executed originals of this Agreement executed by Seller and Buyer. Upon receipt of such partially executed originals of this Agreement, Escrow Agent shall form 2 duplicate original counterparts of this Agreement and telephonically confirm to Buyer and Seller the date upon which Escrow is opened (the "OPENING OF ESCROW"). On or immediately after the Opening of Escrow, Escrow Agent shall (a) confirm the same by executing and dating the 3 duplicate original counterparts of this Agreement in the space provided for Escrow Agent, and (b) deliver a fully executed original of this Agreement to each of Seller and Buyer.

11.2 ESCROW INSTRUCTIONS. This Agreement shall constitute escrow instructions to Escrow Agent as well as the agreement of the parties. Escrow Agent is hereby appointed and designated to act as Escrow Agent and instructed to deliver, pursuant to the terms of this Agreement, the documents and funds to be deposited into Escrow as herein provided. The parties hereto shall execute such additional escrow instructions, not inconsistent with this Agreement as determined by counsel for Buyer and Seller, as Escrow Agent shall deem reasonably necessary for its protection, if any (as may be modified by and mutually acceptable to Buyer, Seller and Escrow Agent). In the event of any inconsistency between this Agreement and such additional escrow instructions, the provisions of this Agreement shall govern.

11.3 ACTIONS BY ESCROW AGENT. Provided that Escrow Agent shall not have received written notice from Buyer or Seller of the failure of any condition to the Closing or of the termination of the Escrow and this Agreement, when Buyer and Seller have deposited into Escrow the documents and funds required by this Agreement, and Title Company is unconditionally and irrevocably committed to issue the Owner's Title Policy concurrently with the Closing, Escrow Agent shall, in the order and manner herein below indicated, take the following actions:

         11.3.1 REGISTRATION. Following Title Company's acknowledgment that it is prepared and irrevocably committed to issue the Owner's Title Policy to Buyer, cause the Deed and any other documents which the parties hereto may mutually direct to be deposited for registration in the Official Records and obtain conformed or certified copies thereof for distribution to Buyer and Seller.

         11.3.2 FUNDS. Upon receipt of confirmation of the registration of the Deed and such other documents as were recorded pursuant to
                  Section 11.3.1 above, without adverse intervening entries subsequent to the Execution Date, disburse all funds deposited with it by Buyer as follows:



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                           (a) Pursuant to the Closing Statement (as hereinabove
                  defined), retain for Escrow Agent's own account all escrow fees and costs, disburse to Title Company the fees and expenses incurred in connection with the issuance of the Owner's Title Policy in accordance with Section 8.2 above, and disburse to any other persons or entities entitled thereto the amount of any other Closing Costs;

                           (b) Disburse to Seller an amount equal to the
                  Purchase Price, less or plus the net debit or credit to Seller by reason of the prorations and allocation of Closing Costs provided for in Sections 10 and 8.2. Seller's portion (as provided in Section 8.2) of the escrow fees shall be paid pursuant to clause (a) above; and

                           (c) Disburse to Buyer any remaining funds in the
                  possession of Escrow Agent after payments pursuant to clauses
                  (a) and (b) above have been completed.

         11.3.3 OWNER'S TITLE POLICY. Cause Title Company to issue the Owner's Title Policy to Buyer.

         11.3.4 DELIVERY OF DOCUMENTS. Deliver to Buyer and Seller one original of each of all documents deposited into Escrow, other than the Deed and any other recorded documents.

11.4 CONFLICTING DEMANDS. Upon receipt of a written demand for the Deposit (a "DEPOSIT DEMAND") by Seller or Buyer (the "DEMANDING PARTY"), Escrow Agent shall promptly send a copy of such Deposit Demand to the other party (the "NON-DEMANDING PARTY"). Except in connection with the delivery of a Due Diligence Termination Notice (in which event the Deposit shall be immediately returned to Buyer), Escrow Agent shall hold the Deposit for 5 Business Days from the date of delivery by Escrow Agent of the Deposit Demand to the non-demanding party ("OBJECTION PERIOD") or until Escrow Agent receives a confirming instruction from the non-demanding party. In the event the non-demanding party delivers to Escrow Agent written objection to the release of the Deposit to the demanding party (an "OBJECTION NOTICE") within the Objection Period (which Objection Notice shall set forth the basis under this Agreement for objecting to the release of the Deposit), Escrow Agent shall promptly send a copy of the Objection Notice to the demanding party. In the event of any dispute between the parties regarding the release of the Deposit, Escrow Agent, in its good faith business judgment, may disregard all inconsistent instructions received from either party and may either (a) hold the Deposit until the dispute is mutually resolved and Escrow Agent is advised of such mutual resolution in writing by both Seller and Buyer, or Escrow Agent is otherwise instructed by a final non-appealable judgment of a court of competent jurisdiction, or (b) deposit the Deposit with a court of competent jurisdiction by a motion for declaratory judgment or other appropriate procedure (whereupon Escrow Agent shall be released and relieved of any further liability or obligations hereunder from and after the date of such deposit). In the event Escrow Agent shall in good faith be uncertain as to its duties or obligations hereunder or shall receive conflicting instructions, claims or demands from the parties hereto (expressly excluding however a conflicting demand given by Seller after Buyer has delivered a Due Diligence Termination Notice and demand for the



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         Deposit), Escrow Agent shall promptly notify both parties in writing and thereafter Escrow Agent shall be entitled (but not obligated) to refrain from taking any action other than to keep safely the Deposit until Escrow Agent shall receive a joint instruction from both parties clarifying Escrow Agent's uncertainty or resolving such conflicting instructions, claims or demands, or until a final non-appealable judgment of a court of competent jurisdiction instructs Escrow Agent to act.

11.5 DESTRUCTION OF DOCUMENTS; SURVIVAL. Escrow Agent is hereby authorized to destroy or otherwise dispose of any and all documents, papers, instructions and other material concerning the Escrow at the expiration of 6 years from the later of (a) the Closing, (b) the final disbursement of any funds maintained in Escrow after the Closing, or
         (c) the final release of the Deposit following the termination of this Agreement. The provisions of this Section 11 shall survive the Closing or earlier termination of this Agreement until Escrow Agent's duties and obligations hereunder are fully and finally discharged.

12       RISK OF LOSS.

12.1 EXPROPRIATION. If, prior to the Closing Date, all or any portion of the Property is taken by expropriation (or is the subject of a pending or contemplated expropriation), Seller shall immediately notify Buyer of such fact. In such event, Buyer shall have the option to terminate this Agreement by delivering written notice to Seller not later than 30 days after delivery of such notice from Seller. Upon such termination, Escrow Agent shall immediately return the Deposit to Buyer, Buyer shall pay for the Cancellation Charges, and neither party shall have any further rights or obligations hereunder, other than pursuant to any provision hereof which expressly survives the termination of this Agreement. If Buyer does not elect to terminate this Agreement, Seller shall not compromise, settle or adjust any award without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion). At the Closing, Seller shall assign and turn over to Buyer, and Buyer shall be entitled to receive and keep all awards for such taking or pending or contemplated taking.

12.2 CASUALTY. Prior to the Closing Date, the entire risk of loss or damage or destruction of the Property shall be borne and assumed by Seller. If, prior to the Closing Date, any part of the Property is damaged or destroyed, Seller shall immediately notify Buyer of such fact. In such event, if the amount of such damage or destruction exceeds o ($o) Dollars in value, Buyer shall have the option to terminate this Agreement by delivering written notice to Seller not later than 30 days after delivery of any such notice from Seller. If Buyer is not entitled to or does not elect to terminate this Agreement, Seller shall assign and turn over, and Buyer shall be entitled to receive and keep, all insurance proceeds payable with respect to such damage or destruction (which shall then be repaired or not at Buyer's sole option and cost), plus Seller shall pay over to Buyer an amount equal to the deductible amount with respect to the insurance or uninsured amount and the parties shall proceed to Closing pursuant to the terms hereof without modification of the terms of this Agreement and without any reduction in the Purchase Price. If Buyer does not elect to terminate this Agreement by reason of any casualty, Buyer shall have the right to participate in any adjustment of the insurance claim and Seller shall not compromise,



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         settle or adjust any such claim without Buyer's prior written consent
         (which consent may be withheld in Buyer's sole and absolute discretion).

13       DEFAULT.

13.1 DEFAULT BY BUYER. IN THE EVENT THAT THE ESCROW AND THIS TRANSACTION FAIL TO CLOSE SOLELY AS A RESULT OF THE DEFAULT OF BUYER IN THE PERFORMANCE OF ITS OBLIGATIONS UNDER THIS AGREEMENT, BUYER AND SELLER AGREE THAT SELLER'S ACTUAL DAMAGES WOULD BE IMPRACTICABLE OR EXTREMELY DIFFICULT TO FIX AND THAT THE AMOUNT OF THE DEPOSIT REPRESENTS THE PARTIES' REASONABLE ESTIMATE OF SUCH DAMAGES. THE PARTIES THEREFORE AGREE THAT IN THE EVENT THAT ESCROW AND THIS TRANSACTION FAIL TO CLOSE SOLELY AS A RESULT OF THE DEFAULT OF BUYER IN THE PERFORMANCE OF ITS OBLIGATIONS HEREUNDER AND SELLER IS READY, WILLING AND ABLE TO PERFORM ITS OBLIGATIONS HEREUNDER, SELLER, AS SELLER'S SOLE AND EXCLUSIVE REMEDY, IS ENTITLED TO LIQUIDATED DAMAGES IN THE AMOUNT OF THE DEPOSIT (EXCLUSIVE OF INTEREST AND DIVIDENDS EARNED THEREON) THEN HELD BY ESCROW AGENT. IN THE EVENT ESCROW FAILS TO CLOSE SOLELY AS A RESULT OF BUYER'S DEFAULT AND SELLER IS READY, WILLING AND ABLE TO PERFORM ITS OBLIGATIONS HEREUNDER, THEN (1) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF BUYER AND SELLER HEREUNDER AND THE ESCROW CREATED HEREBY SHALL TERMINATE, (2) ESCROW AGENT SHALL, AND IS HEREBY AUTHORIZED AND INSTRUCTED TO, RETURN PROMPTLY TO BUYER AND SELLER ALL DOCUMENTS AND INSTRUMENTS TO THE PARTIES WHO DEPOSITED THE SAME, (3) ESCROW AGENT SHALL DELIVER THE DEPOSIT (EXCLUSIVE OF INTEREST AND DIVIDENDS EARNED THEREON) THEN HELD BY ESCROW AGENT TO SELLER PURSUANT TO SELLER'S INSTRUCTIONS, AND THE SAME SHALL BE THE FULL, AGREED AND LIQUIDATED DAMAGES, AND (4) ESCROW AGENT SHALL DELIVER TO BUYER ALL INTEREST AND DIVIDENDS EARNED ON THE DEPOSIT. SELLER AND BUYER ACKNOWLEDGE THAT THEY HAVE READ AND UNDERSTAND THE PROVISIONS OF THIS SECTION 13.1, AND BY THEIR INITIALS IMMEDIATELY BELOW AGREE TO BE BOUND BY ITS TERMS.


         -----------------                              ----------------
         Seller's Initials                              Buyer's Initials

13.2 DEFAULT BY SELLER. In the event of any breach or default by Seller, then Buyer shall be entitled to pursue any remedy available to Buyer hereunder, at law or in equity, including, without limitation, the specific performance of this Agreement.



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14       NO BROKERS.

         Seller and Buyer each hereby represent, warrant to and covenant to each other that it has not dealt with any third party ("BROKERS") in a manner which would obligate the other to pay any brokerage commission, finder's fee or other compensation due or payable with respect to the transaction contemplated hereby. Seller hereby indemnifies and agrees to protect, defend and hold Buyer harmless from and against any and all claims, losses, damages, costs and expenses (including attorneys' fees, charges and disbursements) incurred by Buyer by reason of any breach or inaccuracy of the representation, warranty and agreement of Seller contained in this Section 14. Buyer hereby indemnifies and agrees to protect, defend and hold Seller harmless from and against any and all claims, losses, damages, costs and expenses (including attorneys' fees, charges and disbursements) incurred by Seller by reason of any breach or inaccuracy of the representation, warranty and agreement of Buyer contained in this Section 14. The provisions of this Section 14 shall survive the Closing or earlier termination of this Agreement.

15       CONFIDENTIALITY.

15.1 BUYER. Buyer agrees that until the Closing, except as otherwise provided herein or required by law and except for the exercise by Buyer of any remedy hereunder, Buyer shall (a) keep confidential the pendency of this transaction and the documents and information supplied by Seller to Buyer, (b) disclose such information only to Buyer's agents, employees, contractors, consultants or attorneys, as well as lenders (if any), investment bankers, venture capital groups, investors, title company personnel and Tenants, with a need to know in connection with Buyer's review and consideration of the Property, provided that Buyer shall inform all persons receiving such information from Buyer of the confidentiality requirement and (to the extent within Buyer's control) cause such confidence to be maintained, and (c) upon the termination of this Agreement prior to the Closing, return to Seller promptly upon request all copies of documents and materials supplied by Seller. Disclosure of information by Buyer shall not be prohibited if that disclosure is of information that is or becomes a matter of public record or public knowledge as a result of the Closing of this transaction or from sources other than Buyer or its agents, employees, contractors, consultants or attorneys. In the event of any legally required disclosure of the transaction contemplated hereby, the parties shall mutually agree upon the terms of any press release prior to the issuance thereof.

15.2 SELLER. Seller agrees that both prior to and after the Closing, except as otherwise provided herein (including the Estoppel Certificates) or required by law, and except for the exercise by Seller of any remedy hereunder, Seller shall (a) keep confidential the pendency of this transaction with Buyer, the terms and conditions contained in the Agreement and the identity of Buyer and the relationship between Buyer and the entity to which Buyer may assign this Agreement or which Buyer designates as the party to whom Seller shall convey the Property at the Closing, and (b) disclose such information only to Seller's agents, employees, contractors, consultants or attorneys, as well as Tenants and title company personnel, with a need to know such information in connection with effecting this transaction, provided that Seller shall inform all such persons receiving such confidential information from Seller of the confidentiality requirement and (to the extent within Seller's control) cause such confidence to be maintained. Disclosure of the



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         pendency of this transaction by Seller shall not be prohibited if that disclosure is of information that is or becomes a matter of public record or public knowledge as a result of the Closing of this transaction or from sources other than Seller or its agents, employees, contractors, consultants or attorneys.

16       INDEMNIFICATION.

         Seller hereby indemnifies and agrees to defend and hold Buyer harmless from and against any claims, demands, obligations, losses, costs, damages, liabilities, judgments or expenses (including reasonable attorneys' fees, charges and disbursements) arising out of or in connection with the ownership, operation or maintenance of the Property prior to the Closing. Seller shall do, execute and deliver, or shall cause to be done, executed and delivered, all such further acts and instruments which Buyer may reasonably request in order to more fully effectuate the indemnifications provided for in this Agreement. The provisions of this Section 16 shall survive the Closing.

17       MISCELLANEOUS PROVISIONS.

17.1 GOVERNING LAW. This Agreement and the legal relations between the parties hereto shall be governed by and construed and enforced in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein, without regard to its principles of conflicts of law.

17.2 ENTIRE AGREEMENT. This Agreement, including the exhibits and schedules attached hereto, constitutes the entire agreement between Buyer and Seller pertaining to the subject matter hereof and supersedes all prior agreements, understandings, letters of intent, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements, express or implied, made to either party by the other party in connection with the subject matter hereof except as specifically set forth herein or in the documents delivered pursuant hereto or in connection herewith. Without limiting the foregoing, upon the execution of this Agreement, that certain Letter of Intent dated as of September 27, 2005, between Buyer and Seller, shall terminate and be of no further force or effect.

17.3 MODIFICATIONS; WAIVER. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

17.4 NOTICES. All notices, consents, requests, reports, demands or other communications hereunder (collectively, "NOTICES") shall be in writing and may be given personally, by reputable overnight delivery service or by facsimile transmission (with in the case of a facsimile transmission, confirmation by reputable overnight delivery service) to each of the parties at the following addresses:



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         To Buyer:         Alexandria Real Estate Equities, Inc.
                           385 East Colorado Boulevard, Suite 299
                           Pasadena, California 91101
                           Attention:          Corporate Secretary
                                               Re:275-531 Armand-Frappier
                                               Boulevard,
                                               Laval, Quebec
                           Telephone:          (626) 578-0777
                           Facsimile:          (626) 578-0770

         With A Copy To:   Wilmer Cutler Pickering Hale and Dorr LLP
                           60 State Street
                           Boston, MA 02109
                           Attention:          Katharine E. Bachman, Esq.
                           Telephone:          (617) 526-6216
                           Facsimile:          (617) 526-5000

         To Seller:        Neurochem Inc.
                           275 Armand-Frappier Boulevard
                           Laval, Quebec
                           Canada H7V 4A7
                           Attention:          General Counsel
                           Telephone:          (540) 680-4500
                           Facsimile:          (540) 680-4501

         With A Copy To:   Davies Ward Phillips & Vineberg LLP
                           1501 McGill College Avenue, 26th Floor
                           Montreal, QC H3A 3N9
                           Canada
                           Attention:          Elias Benhamou, Esq.
                           Telephone:          (514) 841-6427
                           Facsimile:          (514) 841-6499

         To Escrow Agent:  Chicago Title Insurance Company
                           National Projects Group
                           700 S. Flower Street, Suite #800
                           Los Angeles, CA 90017
                           Attention:          Amy Hiraheta, Senior Coordinator
                           Telephone:          (213) 488-4373
                           Facsimile:          (213) 488-4380

         or to such other address or such other person as the addressee party shall have last designated by written notice to the other party. Notices given by facsimile transmission shall be deemed to be delivered as of the date and time when transmission and receipt of such facsimile is when confirmed; and all other Notices shall have been deemed to have been delivered on the date of delivery or refusal.

17.5     EXPENSES. Subject to the allocation of Closing Costs provided in
         Section 8.2 hereof, whether or not the transactions contemplated by this Agreement shall be consummated,



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         all fees and expenses incurred by any party hereto in connection with this Agreement shall be borne by such party.

17.6     ASSIGNMENT.

         17.6.1 SELLER'S RIGHT TO ASSIGN. Seller shall not have the right, power, or authority to assign, pledge or mortgage this Agreement or any portion of this Agreement, or to delegate any duties or obligations arising under this Agreement, voluntarily, involuntarily, or by operation of law.

         17.6.2 BUYER'S RIGHT TO ASSIGN. Upon delivery of written notice to Seller and Escrow Agent, Buyer shall have the right, power, and authority to assign this Agreement voluntarily, involuntarily or by operation of law, to any affiliate of Buyer (including a Canadian nominee title holder on behalf of a non-resident trust created by Alexandria Real Estate Equities, Inc. to undertake this transaction). Upon such assignment, Buyer shall be relieved of all obligations under this Agreement. Buyer shall have the right, power, and authority to assign this Agreement voluntarily, involuntarily or by operation of law, to any person or entity other than an affiliate of Buyer, with Seller's prior written consent. Upon such assignment, Buyer shall be relieved of all obligations under this Agreement.

17.7 SEVERABILITY. Any provision or part of this Agreement which is invalid or unenforceable in any situation in any jurisdiction shall, as to such situation and such jurisdiction, be ineffective only to the extent of such invalidity and shall not affect the enforceability of the remaining provisions hereof or the validity or enforceability of any such provision in any other situation or in any other jurisdiction.

17.8 SUCCESSORS AND ASSIGNS; THIRD PARTIES. Subject to and without waiver of the provisions of Section 17.6 hereof, all of the rights, duties, benefits, liabilities and obligations of the parties shall inure to the benefit of, and be binding upon, their respective successors and assigns. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

17.9 COUNTERPARTS. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same instrument.

17.10 HEADINGS. The section headings of this Agreement are for convenience of reference only and shall not be deemed to modify, explain, restrict, alter or affect the meaning or interpretation of any provision hereof.

17.11 TIME OF THE ESSENCE. Time shall be of the essence with respect to all matters contemplated by this Agreement.



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17.12    FURTHER ASSISTANCE. In addition to the actions recited herein and contemplated to be performed, executed, and/or delivered by Seller and Buyer, Seller and Buyer agree to perform, execute and/or deliver or cause to be performed, executed and/or delivered at the Closing or after the Closing any and all such further acts, instruments, deeds and assurances as may be reasonably required to consummate the transactions contemplated hereby.

17.13 NUMBER AND GENDER. Whenever the singular number is used, and when required by the context, the same includes the plural, and the masculine gender includes the feminine and neuter genders.

17.14 CONSTRUCTION. This Agreement shall not be construed more strictly against one party hereto than against any other party hereto merely by virtue of the fact that it may have been prepared by counsel for one of the parties.

17.15 POST-CLOSING ACCESS TO RECORDS. Upon receipt by Seller of Buyer's reasonable written request at anytime and from time to time within a period of 2 years after the Closing, Seller shall make available (or cause its Manager or asset manager, as applicable, to make available) to Buyer and its accountants and designees, for inspection and copying during normal business hours and at Buyer's sole cost and expense, (i) all accounting records relating to the Property for the calendar year period ended December 31, 2002 (to the extent available to Seller, and if not so available, all such records for the period from Seller's acquisition of the Property in May, 2004, and for the period from January 1, 2005 through the Closing Date, including, without limitation, all general ledgers, cash receipts, canceled checks and other accounting documents or information reasonably requested by Buyer and related to the Property, and (ii) all other records related to the Property, in either case whether in the possession or control of Seller or Seller's Manager, asset manager or other agent. In addition, in connection with any such accounting information, Seller shall provide Buyer and Buyer's accountants with a representation letter in the form set forth in Exhibit Q attached hereto.

17.16 EXHIBITS. All exhibits attached hereto are hereby incorporated by reference as though set out in full herein.

17.17 ATTORNEYS' FEES. If any action is brought by either party against the other party, relating to or arising out of this Agreement, the transaction described herein or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action. For purposes of this Agreement, the term "ATTORNEYS' FEES" or "ATTORNEYS' FEES AND COSTS" shall mean the fees and expenses of counsel to the parties hereto, which may include printing, photostating, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals and other persons not admitted to the bar but performing services under the supervision of an attorney, and the costs and fees incurred in connection with the enforcement or collection of any judgment obtained in any such proceeding. The provisions of this Section shall survive the entry of any judgment, and shall not merge, or be deemed to have merged, into any judgment.



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17.18    BUSINESS DAYS. As used herein, the term "BUSINESS DAY" shall mean a day that is not a Saturday, Sunday or legal holiday in the United States of America or Province of Quebec. In the event that the date for the performance of any covenant or obligation under this Agreement shall fall on a Saturday, Sunday or legal holiday under the laws of United States of America or Province of Quebec, the date for performance thereof shall be extended to the next Business Day.

17.19 CURRENCY. All references to money in this Agreement shall refer to Canadian Dollars.

17.20 AGREEMENT IN ENGLISH. The parties declare that they have requested and do hereby confirm their request that the present Agreement be in English, les parties aux presentes declarent qu'elles ont specifiquement demande que le present contrat soit redige et signe en anglais et par les presentes confirment leur dite demande.

                    [REMAINDER OF PAGE INTENTIONALLY BLANK.]





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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BUYER:                  ARE-MA REGION NO. 15, LLC,
                        A DELAWARE LIMITED LIABILITY COMPANY
                        BY: ALEXANDRIA REAL ESTATE EQUITIES, L.P.,
                             A DELAWARE LIMITED LIABILITY COMPANY
                             BY: ARE-QRS CORP., A MARYLAND
                                  CORPORATION, GENERAL PARTNER

                                  By: (signed) Jennifer Pappas
                                      ------------------------------------------
                                  Name: Jennifer Pappas
                                        ----------------------------------------
                                  Its: Vice President and Assistant Secretary
                                       -----------------------------------------


SELLER:                 NEUROCHEM INC.
                        A CORPORATION INCORPORATED UNDER THE CANADA BUSINESS CORPORATIONS ACT


                        By:  (signed) Dr. Francesco Bellini
                             ---------------------------------------------------
                             Name: Dr. Francesco Bellini
                                   ---------------------------------------------
                             Its:  Chairman, President and CEO
                                   ---------------------------------------------


                        By:  (signed) David Skinner
                             ---------------------------------------------------
                             Name: David Skinner
                                   ---------------------------------------------
                             Its:  General Counsel and Corporate Secretary
                                   ---------------------------------------------


ESCROW AGENT:

The undersigned Escrow Agent accepts the foregoing Agreement of Purchase and Sale and Joint Escrow Instructions and agrees to act as Escrow Agent under this Agreement in strict accordance with its terms.

CHICAGO TITLE INSURANCE COMPANY                          Date:  November 7, 2005
                                                                -----------

By:  (signed) Gus Aguilar
     --------------------------------------------
     Name: Gus Aguilar
           --------------------------------------
     Its:  Senior Escrow Officer
           ---------------------------------------





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                                    EXHIBITS

NOT ATTACHED





                                      Q-1


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                              275 - 531 ARMAND-FRAPPIER BOULEVARD, LAVAL, QUEBEC

1    AGREEMENT TO PURCHASE AND SELL............................................3

2    PURCHASE PRICE............................................................3

     2.1      Deposit..........................................................3
     2.2      Balance..........................................................4
     2.3      Purchase Price Adjustment for Building Size......................4

3    DUE DILIGENCE.............................................................4

     3.1      Property Documents...............................................4
     3.2      Investigations...................................................4
     3.3      Tenants..........................................................5
     3.4      CC&Rs............................................................5
     3.5      Property Questionnaire...........................................5
     3.6      Termination Right................................................5
     3.7      Insurance........................................................6
     3.8      Indemnity and Repair.............................................6
     3.9      Title............................................................6
              3.9.1    Deliveries by Seller....................................6
              3.9.2    Buyer's Review of Title.................................6
              3.9.3    Seller's Obligations Regarding Title....................7
              3.9.4    Condition of Title at Closing...........................8

4    SELLER'S REPRESENTATIONS AND WARRANTIES...................................8

     4.1      Authority........................................................8
     4.2      No Conflicts.....................................................8
     4.3      Preferential Rights..............................................8
     4.4      Property Documents...............................................8
     4.5      Tenant Leases....................................................9
     4.6      Notices..........................................................9
     4.7      Uncompleted Work.................................................9
     4.8      Unpaid Commissions...............................................9
     4.9      Material Information.............................................9
     4.10     Special Assessments or Condemnation..............................9
     4.11     Utilities.......................................................10
     4.12     Service Contracts...............................................10
     4.13     Employees.......................................................10
     4.14     Bankruptcy......................................................10
     4.15     Existing Approvals..............................................10
     4.16     Insurance.......................................................10
     4.17     Litigation......................................................10
     4.18     Compliance with Laws............................................11
     4.19     Environmental Materials.........................................11
     4.20     Survival........................................................12


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     4.21     Seller's Knowledge..............................................12
     4.22     Legal Warranty..................................................12

5    BUYER'S REPRESENTATIONS AND WARRANTIES...................................13

     5.1      No Conflicts....................................................13
     5.2      Due Organization; Consents......................................13
     5.3      Buyer's Authority; Validity of Agreements.......................13

6    COVENANTS OF SELLER......................................................13

     6.1      Title...........................................................13
     6.2      Notice of Change in Circumstances...............................14
     6.3      No Defaults; Maintenance of Property............................14
     6.4      Exclusive Negotiations..........................................14
     6.5      Development Activities..........................................14
     6.6      Service, Management and Employment Contracts....................14
     6.7      Tenant Leases...................................................14
     6.8      Insurance.......................................................15
     6.9      Litigation......................................................15

7    CONDITIONS PRECEDENT TO CLOSING..........................................15

     7.1      Buyer's Conditions..............................................15
              7.1.1    Title..................................................15
              7.1.2    Seller's Due Performance...............................15
              7.1.3    Condition of Property..................................16
              7.1.4    Bankruptcy.............................................16
              7.1.5    Estoppel Certificates..................................16
              7.1.6    Tenant Subordination Agreements........................16
              7.1.7    Property Questionnaire.................................16
              7.1.8    No Moratoria...........................................16
              7.1.9    Buyer Board Approval...................................16
     7.2      Failure of Buyer's Conditions...................................17
              7.2.1    Waive and Close........................................17
              7.2.2    Terminate..............................................17
     7.3      Seller's Conditions.............................................17
              7.3.1    Buyer's Due Performance................................17
     7.4      Failure of Seller's Conditions..................................17

8    CLOSING..................................................................17

     8.1      Closing Date....................................................17
     8.2      Closing Costs...................................................17

9    CLOSING DELIVERIES.......................................................18


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     9.1      Deliveries by Seller to Escrow..................................18
              9.1.1    Deed...................................................18
              9.1.2    New Lease..............................................18
              9.1.3    Subordination of Leases................................18
              9.1.4    Bill of Sale and Assignment............................18
              9.1.5    Seller's Certificate...................................19
              9.1.6    Updated Rent Roll......................................19
              9.1.7    Proof of Authority.....................................19
              9.1.8    Other..................................................19
     9.2      Deliveries by Buyer.............................................19
              9.2.1    Balance, Prorations & Closing Costs....................19
              9.2.2    New Leases.............................................19
              9.2.3    Other..................................................19
     9.3      Deliveries Outside of Escrow....................................19
              9.3.1    Tenant Leases..........................................19
              9.3.2    Service Contracts......................................19
              9.3.3    Intangible Property....................................19
              9.3.4    Property Documents.....................................20
              9.3.5    Personal Property......................................20
              9.3.6    Other..................................................20

10   PRORATIONS...............................................................20

     10.1     Prorations......................................................20
     10.2     Preliminary Closing Statement...................................21

11   ESCROW...................................................................21

     11.1     Opening of Escrow...............................................21
     11.2     Escrow Instructions.............................................22
     11.3     Actions by Escrow Agent.........................................22
              11.3.1   Registration...........................................22
              11.3.2   Funds..................................................22
              11.3.3   Owner's Title Policy [[and Lenders' Title Policy]].....23
              11.3.4   Delivery of Documents..................................23
     11.4     Conflicting Demands.............................................23
     11.5     Real Estate Reporting Person....................................23
     11.6     Destruction of Documents; Survival..............................23

12   RISK OF LOSS.............................................................24

     12.1     Expropriation...................................................24
     12.2     Casualty........................................................24

13   DEFAULT..................................................................24


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                              275 - 531 ARMAND-FRAPPIER BOULEVARD, LAVAL, QUEBEC

     13.1     Default by Buyer................................................24
     13.2     Default by Seller...............................................25

14   NO BROKERS...............................................................25

15   CONFIDENTIALITY..........................................................26

     15.1     Buyer...........................................................26
     15.2     Seller..........................................................26

16   INDEMNIFICATION..........................................................26

17   MISCELLANEOUS PROVISIONS.................................................27

     17.1     Governing Law...................................................27
     17.2     Entire Agreement................................................27
     17.3     Modifications; Waiver...........................................27
     17.4     Notices.........................................................27
     17.5     Expenses........................................................28
     17.6     Assignment......................................................28
              17.6.1   Seller's Right to Assign...............................28
              17.6.2   Buyer's Right to Assign................................28
     17.7     Severability....................................................29
     17.8     Successors and Assigns; Third Parties...........................29
     17.9     Counterparts....................................................29
     17.10    Headings........................................................29
     17.11    Time of the Essence.............................................29
     17.12    Further Assistance..............................................29
     17.13    Number and Gender...............................................29
     17.14    Construction....................................................30
     17.15    Post-Closing Access to Records..................................30
     17.16    Exhibits........................................................30
     17.17    Attorneys' Fees.................................................30
     17.18    Business Days...................................................30
     17.19    Currency........................................................30
     17.20    Agreement in English............................................30



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                              275 - 531 ARMAND-FRAPPIER BOULEVARD, LAVAL, QUEBEC



                                LIST OF EXHIBITS

EXHIBIT A                  Legal Description
EXHIBIT B-1                Schedule of Tenant Leases
EXHIBIT B-2                Rent Roll   [TO BE PROVIDED BY SELLER]
EXHIBIT C                  Omitted
EXHIBIT D                  Omitted
EXHIBIT E                  Description of Property Documents
EXHIBIT F                  Estoppel Certificate
EXHIBIT G                  Property Questionnaire
EXHIBIT H                  Surveyor's Certificate
EXHIBIT I                  Deed
EXHIBIT J                  Service Contracts
EXHIBIT K                  Seller's Certificate
EXHIBIT L                  New Lease
EXHIBIT M                  Existing Lease Agreement
EXHIBIT N                  Bill of Sale and Assignment
EXHIBIT O                  Omitted
EXHIBIT P                  Litigation
EXHIBIT Q                  Form of Audit Letter
EXHIBIT R                  Title Affidavit



                                     Page v

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
[LETTERHEAD]

[LOGO - NEUROCHEM]  [LOGO - ALEXANDRIA]           NEUROCHEM INC.
                                                  275 Armand-Frappier Blvd.
                                                  Laval, Quebec, Canada H7V 4A7

--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                     Tel: 1-450-680-4570
Vice President, Corporate Communications               lhebert@neurochem.com


                NEUROCHEM CLOSES SALE AND LEASEBACK TRANSACTION
                              FOR LAVAL FACILITIES

MONTREAL, QUEBEC AND PASADENA, CALIFORNIA, NOVEMBER 17, 2005 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that it has closed the sale and leaseback transaction for its campus located in Laval, Quebec, including its head office and research facility, with an affiliate of Alexandria Real Estate Equities, Inc. (NYSE: ARE). The transaction generated gross proceeds to Neurochem of C$32 million and net proceeds of approximately C$22 million after repayment of the related debt in the amount of approximately C$9.8 million, as well as transaction expenses.

ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was concluded in April 2005. The Company is in the process of submitting a New Drug Application (NDA) for Fibrillex(TM) that the FDA has agreed to file and review. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

ABOUT ALEXANDRIA REAL ESTATE EQUITIES INC.
Alexandria Real Estate Equities, Inc. (ARE:NYSE) is the preeminent international real estate investment trust focused principally on the ownership, operation, management, acquisition, redevelopment and selective development of properties containing office/laboratory space, a niche that we pioneered. Alexandria has an outstanding eight-year track record as a NYSE listed company with an approximate $3.3 billion total market capitalization (as of September 30, 2005). We provide high-quality laboratory facilities, services and capital to the broad and diverse life science sector. Our clients include institutional (universities and not-for-profit institutions), pharmaceutical, biotechnology, life science product, service, biodefense and translational medicine entities, as well as government agencies. Alexandria's national operating platform is based on the principle of "clustering", with assets and operations strategically located in key life science hub markets.

TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.



Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.